SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2010

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kaiserstr. 98

52134 Herzogenrath

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON's New Generation AIX G5 System achieves aggressive productivity targets at Epistar

Aachen/Germany and Hsinchu/Taiwan, February 22, 2010 - AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) today announced that its next generation MOCVD Platform AIX G5 HT has demonstrated high quality GaN deposition at very high growth rates and high pressure above 600mbar and superior GaN/InGaN uniformities. The epitaxial runs were performed at Epistar Corporation, located in the Hsinchu Science-based Industrial Park, Taiwan consecutively without reactor baking or swapping of any parts. The MOCVD reactor is now being transferred into mass production.

The Next Generation Platform AIX G5 HT provides the largest wafer capacity (56x2' / 14x4' / 8x6') and comes with revolutionary new reactor design features that allow high growth rates and consecutive runs without baking or swapping of parts. In total, this results in a more than doubled high quality throughput compared to the previous generation.

The new reactor design provides highest process flexibility combined with superior process stability. AIX G5 HT systems provide fastest time to production with highest reproducibility from tool-to-tool, which enables a faster production ramp up as compared to any other reactor, with easy copy-and-paste process transfer, a key factor in a rapidly booming market with limited numbers of available process experts.

Dr. Ming-Jiunn Jou, President of Epistar, comments: 'AIXTRON was committed to the challenging targets for the new reactor when we started our cooperation. Now we are amazed how quickly AIXTRON has met its commitments. Furthermore, the uniformities seen so far have given us confidence to significantly improve our production yield on this new MOCVD reactor. We are now very keen to bring this new tool into production and to benefit from its improvements.'

Gerd Strauch, Vice President Corporate Product Design & Engineering, and responsible for Planetary Reactor(R) Development at AIXTRON AG comments: 'I am very pleased to see this fast progress at Epistar, as it is in accordance with our expectations. It confirms the excellent target-oriented design of our new reactor chamber, and it is a proof of our advanced CFD modelling and system qualification at our own laboratory. We have successfully transferred the epitaxial growth performance from our laboratory 1:1 to the system at Epistar's site.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	February 22, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO